Exhibit 12.1

ECOPETROL S.A.

Computation of Ratios of Earnings to Fixed Charges

The following table sets forth Ecopetrol’s consolidated ratio of earnings to fixed charges for the period ended December 31, 2008, 2007, 2006, 2005 and 2004, and Ecopetrol’s unconsolidated ratio of earnings to fixed charges for the periods ended March 31, 2009 and 2008, in accordance with Colombian Government Entity GAAP (express in millions of pesos).

	Unconsolidated		Consolidated
Period	March 2009	March 2008	December 2008	December 2007	December 2006	December 2005	December 2004
Pre-tax income before minority interest	2,214,478	3,128,711	16,011,204	7,065,304	4,891,142	4,288,330	2,916,390
Income from equity investees	(56,613)	(4,904)	(110,824)	-	-	-	-
Loss from equity investees	7,729	-	185,606	115	-	-	-
Dividends from unconsolidated subsidiaries	(31,687)	(39,465)	(39,472)	(25,387)	(36,093)	(29,525)	(41,245)
Pre-tax income before adjustments for minority interests and income (loss) from equity investees	2,133,907	3,084,342	16,046,514	7,040,032	4,855,049	4,258,805	2,875,145
Fixed Charges	12,794	4,233	46,896	23,523	25,617	26,074	29,088
Pre-tax income before adjustments for minority interests and income (loss) from equity investees plus fixed charges	2,146,701	3,088,575	16,093,410	7,063,555	4,880,666	4,284,879	2,904,233

Fixed Charges
Interest Expenses	7,859	155	19,376	1,021	6,943	6,737	14,686
Estimated interest within rental expense	4,935	4,078	27,520	22,502	18,674	19,337	14,402
Total Fixed Charges	12,794	4,233	46,896	23,523	25,617	26,074	29,088

Ratio of Earnings to fixed charges	167.79	729.59	343.17	300.28	190.53	164.34	99.84
Source: Ecopetrol’s financial statements.